Exhibit 21.1
DIVERSIFIED HEALTHCARE TRUST
SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation, Organization or Incorporation
DHC ZB Properties LLC	Maryland
SNH Medical Office Properties Trust	Maryland
SNH Proj Lincoln TRS LLC	Maryland
SNH SE Properties Trust	Maryland
SNH TRS Inc.	Maryland
SNH TRS Licensee Holdco LLC	Maryland
SNH/LTA Properties Trust	Maryland